FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-155937

PRESS RELEASE	Amsterdam, 26 October 2009
ING to separate banking and insurance operations
•	STRATEGIC DECISION IS PART OF FINAL RESTRUCTURING PLAN FILED WITH EC
–	All Insurance and Investment Management activities to be divested over time

–	Divestments to be executed through IPOs, sales or combination thereof

–	Negotiations with EC finalised; formal approval expected before EGM on 25 November 2009
•	RESTRUCTURING PLAN CONTAINS FINANCIAL AND STRATEGIC MEASURES
–	ING to eliminate double leverage and significantly reduce balance sheet

–	In order to get EC approval ING needs to divest ING Direct USA by 2013

–	Divestment of Interadvies and existing consumer lending portfolio in the Netherlands

–	Restructuring to be completed by end of 2013
•	ADDITIONAL AGREEMENTS WITH DUTCH STATE
–	Agreement with Dutch State to facilitate early repayment of capital injection

–	ING to repurchase EUR 5 billion of Core Tier 1 securities in December 2009 at a premium

–	Additional payments to Dutch State in form of fee adjustments for Illiquid Assets Back-up Facility

–	Additional IABF payments lead to one-off pre-tax charge of EUR 1.3 billion in Q4 2009

–	EUR 7.5 billion rights issue to finance repayment and cover charge for additional IABF payments

–	Further repayments to be financed from internal resources and divestment proceeds
ING announced today that it will move towards a complete separation of its banking and insurance operations as part of its ongoing review of the Group’s strategy and as a logical next step in its Back to Basics programme. This will be achieved over the next four years by a divestment of all Insurance operations (including Investment Management). ING will explore all options, including initial public offerings, sales or combinations thereof.
Jan Hommen, CEO of ING, commented: “Today we are announcing a comprehensive set of actions that, taken together, provide a clear plan for resolving the uncertainty created by the financial crisis and will launch a new era for ING. A little over one year ago, ING began to experience the direct impact of the financial crisis, resulting in two instances of government support to strengthen our capital position and to mitigate risk. Over the last six months, we have worked tirelessly — both inside ING and with the Dutch Government and the European Commission — to devise a plan that will enable us to pay back the Dutch State, address the EC’s requirements for viability and fair competition, and return our focus to the business and what matters most to our customers. We recognize the considerable efforts of the Dutch Government and the EC, and are pleased to have achieved understandings with them about how we will move forward.”
“Splitting the company is not a decision we took lightly. ING has a proud history as a global financial services leader and has been a strong advocate for combining banking and insurance in one company. The combination provided us with advantages of scale, capital efficiency and earnings stability through a diversified portfolio of businesses. However, the financial crisis has diminished these benefits. Now, the widespread demand for greater simplicity, reliability and transparency has made a split the optimal course of action. We will work carefully in the coming months and years to manage the separation in a way that will support the success of our businesses in the interests of our customers, employees, shareholders and other providers of capital,” added Jan Hommen.
Earlier this year ING presented the Back to Basics programme to streamline the company and reduce risk, costs and leverage. As announced, ING’s banking activities will be based on the proven strengths of gathering savings, distribution leadership, simple propositions and strong marketing. The bank will be predominantly focused on Europe with selective growth options elsewhere. The Insurance business will focus on its long-term structural leadership positions in life and retirement services. The business will be managed regionally, with key building blocks including the operations in the Benelux, US, Central Europe, Latin America and Asia.
A key goal of the Back to Basics programme was to reduce complexity by operating the Bank and Insurer separately under one Group umbrella. Negotiations with the European Commission on the Restructuring Plan have acted as a catalyst to accelerate the strategic decision to completely separate banking and insurance operations. These negotiations have been finalised and formal approval of the Restructuring Plan is expected before an Extraordinary General Meeting of Shareholders, scheduled for 25 November 2009.
In order to get approval from the EC on ING’s Restructuring Plan, ING needs to divest ING Direct USA by the end of 2013. ING regards the operation as a very strong franchise and the US market offers potential for growth. It is anticipated that a divestment will take several years and will not be completed before the end of 2013. In the meantime, ING will ensure that it continues to grow the value of the business and offer a superior customer experience. This agreement has no impact on other countries. ING remains committed to the ING Direct franchise, as a strong contributor to ING’s growth going forward. The unique customer proposition, simple transparent products and market-leading efficiency are at the heart of ING’s banking strategy.
Also as part of the Restructuring Plan, ING will create a new company in the Dutch retail market out of part of its current operations, by combining the Interadvies banking division (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail. This business, once separated, will be divested. The combined business is profitable and currently has a balance sheet of EUR 37 billion, with around 200,000 mortgage contracts, 320,000 consumer lending accounts, 500,000 savings accounts and 76,000 securities contracts. The business has a mortgage portfolio amounting to approximately EUR 34 billion, equal to a market share of around 6%.
ING has agreed not to be a price leader in any EU country for certain retail and SME banking products and will refrain from acquisitions of financial institutions that would slow down the repayment of the Core Tier 1 securities. These restrictions will apply for the shorter period of three years or until the Core Tier 1 securities have been repaid in full to the Dutch State.
The restructuring measures, including steps already taken as part of our Back to Basics programme, are expected to result in a pro forma balance sheet reduction of around EUR 600 billion by 2013, equal to approximately 45% of the balance sheet at 30 September 2008. This will be achieved via divestments and through further deleveraging of the bank balance sheet. Including estimated organic growth, it is expected that ING’s balance sheet by the end of 2013 will be approximately 30% smaller than at 30 September 2008. The proceeds from divesting the insurance operations will be used to eliminate double leverage and further repay the Dutch State.
ADDITIONAL AGREEMENTS WITH DUTCH STATE
In conjunction with the Restructuring Plan filed with the EC, ING has reached an agreement with the Dutch State to alter the repayment terms of the Core Tier 1 securities, in order to facilitate early repayment. This early repayment option is valid until the end of January 2010. ING intends to use this window of opportunity to repurchase EUR 5 billion of Core Tier 1 securities in December 2009, financed by an underwritten rights issue.
Under the agreement, ING can repurchase the first EUR 5 billion of the securities at the issue price (EUR 10) plus a premium of up to approximately EUR 950 million consisting of the accrued coupon and a repayment premium. The 8.5% coupon payment is estimated to be around EUR 260 million at the time of repayment. The repayment premium depends on the ING share price at the time of repayment. The premium has a minimum value of EUR 333 million and increases if the ING share price at the time of repayment rises above EUR 11.16. The premium is capped at EUR 691 million corresponding with a share price of 12.40 or above.
In January 2009 ING and the Dutch State agreed on an Illiquid Assets Back-up Facility (IABF). A full risk transfer was realised on 80% of the portfolio of Alt-A RMBS at ING Direct US and ING Insurance Americas. In order to get approval from the EC on ING’s Restructuring Plan, ING has agreed to make additional payments to the Dutch State corresponding to a reduction of 50 basis points on the funding fee monthly received by ING and an increase of 82.6 basis points on the guarantee fee annually paid by ING. In total, these annual extra payments will amount to a net present value of EUR 1.3 billion, which will be booked as a one-off pre-tax charge in the fourth quarter of 2009. Under the agreement, the IABF as announced in January 2009, including the transfer price of the securities of 90%, will remain unaltered. The additional payments will not be borne by ING’s US subsidiaries.
In order to finance the repayment of the Core Tier 1 securities for EUR 5 billion plus a premium of up to approximately EUR 950 million and to mitigate the EUR 1.3 billion pre-tax capital impact of the additional payments for the IABF, ING plans to launch a EUR 7.5 billion rights issue. Proceeds of the issue in excess of the above amounts will be used to strengthen ING’s capital position. ING expects to finance any further repayments of Core Tier 1 securities from internal resources, including proceeds from the divestment of the insurance operations. Further details on the agreement on Core Tier 1 securities and the rights issue can be found in a separate press release issued today.
All of the above mentioned restructuring measures are expected to be executed by the end of 2013. Details on the measures will be announced when appropriate. The strategic decision to divest the Insurance operations (including Investment Management) will be presented for approval to an Extraordinary General Meeting of shareholders, scheduled for 25 November 2009 in Amsterdam. In addition, several of the intended measures are conditional on the approval or advice of the Works Council and various regulators and the formal approval by the European Commission.
NOTE FOR EDITORS
Jan Hommen will address the announcements made today in an analyst and investor conference call at 9:00 CET. Members of the investment community can join in listen-only mode at +31 20 794 8497 (NL) or +44 207154 2688 (UK) and via live audio webcast at www.ing.com.
A press conference will be held at 11:30 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam, Journalists can also join in listen-only mode at +31 20 794 8500 and via live audio webcast at www.ing.com.

Press enquiries		Investor enquiries
Peter Jong	Raymond Vermeulen	ING Group Investor Relations
+31 20 541 5457	+31 20 541 5682	+31 20 541 5460
Peter.Jong@ing.com	Raymond.Vermeulen@ing.com	Investorrelations@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (xi) conclusions with regard to purchase accounting assumptions and methodologies, (xii) ING’s ability to achieve projected operational synergies and (xiii) the implementation of ING’s restructuring plan to separate banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.
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This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. This document does not constitute a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”). The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be prepared in connection with the rights offering, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved prospectus may be notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. The prospectus is expected to be published before the start of the subscription period for the subscription rights and when available, copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com.
United Kingdom
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Notice to U.S. Persons
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents, once filed, for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling ING at +31 20 541 5460.